

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2015

Via E-mail
Mr. Cary V. Sorensen
Vice President, General Counsel
Tengasco, Inc.
6021 S. Syracuse Way, Suite 117
Greenwood Village, CO 80111

> **Re:** **Tengasco, Inc.**
> **Schedule 14D-9**
> **Filed July 13, 2015**
> **File No. 005-59803**

Dear Mr. Sorensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reasons for the Recommendation

1. Please disclose in greater detail how the board of directors determined that the offer price is inadequate and would deprive tendering stockholders of the potential opportunity to realize the full long-term value of their investment. Please also disclose the value of the company's assets and proved oil reserves, as considered by the board of directors in making its determination with respect to the offer.

Signature

2. Please include a date with the signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Kristin L. Lentz, Esq.
        Davis, Graham & Stubbs LLP